Vestas

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

Randers, 29 December 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 44/2005 of 29 December 2005
  "Large Vestas order for the French market"

If you have any question please do not hesitate to contact Ms. Annette Munk Rasmussen, Vice President, Communication & IR (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Pia Guldbæk Brøns
Communication & IR

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997

82-34807

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 29 December 2005
Stock exchange announcement No. 44/2005

Large Vestas order for the French market

The Vestas Group has received an order for at total of 30 units of the V80-2.0 MW wind turbine for five wind power projects in France.

The order has been placed by four French project companies in close cooperation with Volkswind France SARL and comprises supply and commissioning of the turbines as well as a monitoring system. Delivery of the turbines will begin in the spring of 2006, and commissioning of the wind power plants is planned to take place during the summer of 2006. The five projects are all located in the Beauce region in the department of Eure et Loir.

"*We are very pleased with this new order for MW-turbines for France. Vestas has a track record of more than 1,200 V80-2.0 MW turbines installed and this order confirms the competitiveness of this wind turbine on the French market*", says Ebbe Funk, President of Vestas Mediterranean West and continues: "*We have very positive expectations for the French wind energy market. Not only will these projects become the largest wind park in France, they will also represent a strengthening of the long-time relationship between the German Volkswind and Vestas – a relationship which now stretches into the French market.*"

The above order does not affect the Vestas Group's expectations for 2005 and 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to Ebbe Funk, President of Vestas Mediterranean West, telephone +34 93241 9800 or to Annette Munk Rasmussen, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO